SIXTH AMENDMENT TO THE AMENDED AND RESTATED
SYNDICATED CREDIT AGREEMENT

THIS SIXTH AMENDMENT TO THE AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT (this "Amendment") is dated as of December 18, 2007 and entered into by and between ENTERRA ENERGY CORP., as borrower (the "Borrower"), and THE BANK OF NOVA SCOTIA, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and THE BANK OF NOVA SCOTIA, HSBC BANK CANADA, UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH AND WESTLB AG, TORONTO BRANCH, as lenders (collectively the "Lenders"), and is made with reference to that certain Amended and Restated Syndicated Credit Agreement dated as of February 1, 2007 by and between the Borrower, the Agent and the Lenders, as amended by First Amendment to the Amended and Restated Syndicated Credit Agreement dated as of March 15, 2007, Second Amendment to the Amended and Restated Credit Agreement dated as of May 11, 2007, Third Amendment to the Amended and Restated Credit Agreement dated as of July 17, 2007, Fourth Amendment to Amended and Restated Syndicated Credit Agreement dated as of November 20, 2007 and Fifth Amendment to the Amended and Restated Syndicated Credit Agreement dated as of December 11, 2007 and as modified by an Undertaking and Agreement of the Borrower (the "Undertaking") dated September 28, 2007 (such Amended and Restated Syndicated Credit Agreement as so amended and modified being referred to herein as the "Credit Agreement").

RECITALS:

WHEREAS the Borrower, the Agent and the Lenders desire to amend the Credit Agreement;

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1

Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.

ARTICLE 2
AMENDMENT OF CREDIT AGREEMENT

2.1

Amendment to Definitions.  Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)

the definition of Revolving Credit Facility Applicable Pricing Margin is amended by deleting that definition in its entirety and replacing it with the following:

"'Revolving Credit Facility Applicable Pricing Margin' means, in respect of any Bankers' Acceptance, LIBOR Loan, Prime Rate Loan or U.S. Base Rate Loan under the Revolving Credit Facility, the margin set out on the following table under the appropriate Accommodation:

Margin on Bankers' Acceptances and LIBOR Loans	Margin on Prime Rate Loans and U.S. Base Rate Loans
200 BPs	100 BPs

(b)

the definition of "Second-Lien Credit Facility Maturity Date" is deleted in its entirety and replaced with the following:

"Second-Lien Credit Facility Maturity Date" means November 20, 2008."

(c)

the definition of "Consolidated Debt to Cash Flow Ratio" is deleted in its entirety.

2.2

Amendment to Other Provisions.  The Credit Agreement is hereby amended as follows:

(a)

Section 3.6 is deleted in its entirety and replaced with the words:

"INTENTIONALLY DELETED"

(b)

Section 11.2 is hereby amended by adding at the end thereof the following:

"(o)

Restriction on Interest Payments on Convertible Debentures.  The Borrower shall not make or permit any of its Subsidiaries to make any Distributions to the Trust or to the Commercial Trust from Cash Flow, from the proceeds of Permitted Dispositions or from the proceeds of any other disposition of property or assets by any of the Guarantors to fund payments of interest on any Convertible Debentures which become due or accrue after December 31, 2007.  For certainty this Section 11.2(o) shall not prohibit the Trust from funding the payment of interest on Convertible Debentures from the proceeds of the issuance by the Trust of Enterra Units, Convertible Debentures or other equity securities of the Trust."

ARTICLE 3
ASSET SALES

3.1

Reference to Specific Enterra Hydrocarbon Properties.  The Enterra Hydrocarbon Properties referred to in this Amendment as "Princess", "Ferrier", "Ricinus", "Provost", "Sylvan Lake", "Halkirk/Alliance/Wainwright" and "West Central Saskatchewan" (collectively the "Sale Properties" and individually a "Sale Property") are more specifically identified in Schedule "A" hereto.

3.2

Consent to Sale of Sale Properties.  The Lenders, subject to the terms and conditions of this Amendment, consent to the sale of the Sale Properties.  The Parties acknowledge and agree that Princess has, effective December 14, 2007, been sold for consideration of $5,340,000 subject to adjustment.

3.3

Application of Proceeds of Sale Properties.  Subject to Section 3.4, the Parties agree that, notwithstanding the terms of the Undertaking, that forthwith upon the completion of the sale of any Sale Property, the Borrower shall pay to:

(a)

the Agent on behalf of the Revolving Credit Facility Lenders and the Operating Lender, pro rata, based on the relative amounts of the Revolving Credit Facility Commitment Amount of each Revolving Credit Facility Lender and the Operating Commitment of the Operating Lender under the Operating Credit Facility, the Lending Value Component (as that expression is defined in Section 4.1) of such Sale Property until such time as the aggregate amounts paid to the Agent on behalf of the Revolving Credit Facility Lenders and the Operating Lender pursuant to this Section 3.3(a) equals $40,400,000; and

(b)

the Agent on behalf of the Second-Lien Credit Facility Lender, the positive difference, if any, between:

(i)

the net proceeds of the sale of such Sale Property; and

(ii)

the amount paid by the Borrower to the Agent pursuant to Section 3.3(a) above;

such positive difference, upon receipt by the Agent, to be paid by the Agent to the Second-Lien Credit Facility Lender as a permanent reduction of the Second-Lien Credit Facility.

3.4

Sale of Princess.  Notwithstanding Section 3.3, the Parties agree that if, but only if, the Borrower has entered into binding agreements of purchase and sale with arms length purchasers for the sale of some combination of Sale Properties including Princess by December 28, 2007 on the following terms and conditions:

(a)

aggregate gross proceeds, before normal adjustments, of not less than $29,500,000; and

(b)

closing dates not later than February 15, 2008;

then the Borrower may use the net proceeds from the sale of Princess to fund the payment of interest accruing due on Convertible Debentures on December 31, 2007 in the approximate amount of $5,000,000.  The Parties further agree that the Borrowing Base Limit reduction created by the sale of Princess, equal to the Lending Value Component of Princess of $1,750,000, shall be paid to the Agent on the first closing of the sale of Sale Property after the date hereof and in any event not later than January 31, 2008, and amount of such payment shall be applied in accordance with the provisions of Section 3.3(a) above.

3.5

Amendment of Undertaking.  The Parties agree that the Undertaking is hereby amended as follows:

(a)

the provisions of this Amendment shall govern the sale of the Sale Properties but the Undertaking shall govern the sale of any other Borrowing Base Properties provided however the Lending Value Component of any other Borrowing Base Property sold will be determined by using the simple arithmetic mean of the lending value attributed to such Borrowing Base Property by each of the Revolving Credit Facility Lenders and of the Operating Lender, if the Operating Lender is not a Revolving Facility Lender;

(b)

the Suspension Period referred to in the Undertaking is hereby extended from March 31, 2008 until such time as all Obligations have been repaid and discharged in their entirety and Accommodations are no longer available to the Borrower and, accordingly, until such time, the Borrower shall not and shall not suffer or permit the making or the declaration of any Permitted Trust Distributions;

(c)

the obligations of the Borrower to the Credit Parties under Paragraph 2(a) of the Undertaking are replaced and superseded by the following:

"The Borrower undertakes and agrees with the Credit Parties that on the last Business Day of each Quarter, beginning on the last Business Day of the first Quarter of 2008, until repayment in full of all Obligations, the Borrower shall pay to the Agent on behalf of the Revolving Credit Facility Lenders and the Operating Lender $3,000,000, and each of such repayments, upon receipt by the Agent, shall be paid by the Agent to the Revolving Credit Facility Lenders and the Operating Lender, pro rata, based on the relative amounts of the Revolving Credit Facility Commitment Amount of each Revolving Credit Facility and the Operating Commitment of the Operating Lender under the Operating Credit Facility.";

and the Parties acknowledge and agree that the obligation of the Borrower to make the payment which, by paragraph 2(a) of the Undertaking (prior to its amendment as provided above) which was due on December 17, 2007 is hereby waived.

3.6

Effect of Mandatory Principal Repayments.  The Borrower agrees with the Credit Parties that all payments by the Borrower to the Agent referred to in Section 3.3(a), Section 3.4 and Section 3.5(c) above, upon receipt of same by the Revolving Credit Facility Lenders and the Operating Lender shall:

(a)

be applied against the Revolving Credit Facility Principal Amount owed to each Revolving Credit Facility Lender and the principal amount owing to the Operating Lender under the Operating Credit Facility; and

(b)

automatically and without the necessity of any Notice of Cancellation or other notice or communication from the Borrower to the Agent, the Revolving Credit Facility Lenders or the Operating Lender reduce and result in a permanent cancellation of the Revolving Credit Facility Commitment Amount of each Revolving Credit Facility Lender and the Operating Commitment of the Operating Lender, as applicable, to the extent of such payments received by them.

ARTICLE 4
BORROWING BASE LIMIT, ETC.

4.1

Borrowing Base Reductions.  The Parties hereby agree that the Lending Value Component of each of the Sale Properties is as set out in Schedule "B" hereto.  The Parties further agree that upon the closing of the Sale of any Sale Property the Borrowing Base Limit  shall automatically and without notice to the Borrower reduce to the extent of payment received by the Agent on behalf of the Revolving Credit Facility Lenders and the Operating Lender pursuant to Section 3.3(a) above.

4.2

2008 Annual Redetermination of the Borrowing Base Limit.  The Borrower covenants and agrees to deliver the Independent Engineering Report effective December 31, 2007 to the Agent by not later than January 31, 2008.  The Lenders agree to use reasonable commercial efforts to redetermine the Borrowing Base Limit within thirty (30) days of delivery of the Independent Engineering Report to them.

4.3

Additional Reporting.  The Borrower, in addition to its reporting requirements under the Credit Agreement, hereby covenants and agrees with the Credit Parties that while any Obligations are outstanding or any Accommodations are available to the Borrower, the Borrower shall provide the following monthly reports to the Agent within forty five (45) days of each month end, commencing with monthly reports in respect of December, 2007:

(a)

aged list of payables of the Borrower and each of its Subsidiaries;

(b)

summary of receipts and disbursements for each month by the Borrower and each of its Subsidiaries;

(c)

monthly and year-to-date current actual expenditures versus budgeted capital expenditures for the Borrower and its Subsidiaries on a combined basis together with a variance report; and

(d)

lease operating statements in respect of each lease comprising part of the Enterra Reserves.

4.4

Required Reduction of Senior Facilities.  The Borrower agrees with the Lenders that the aggregate amount of:

(a)

the Revolving Credit Facility Principal Amount; and

(b)

the Operating Commitment;

whether from the proceeds of the sale of Sale Properties and the application thereof as required by Article 3 of this Amendment or otherwise, shall be reduced:

(y)

by February 15, 2008 to an amount not exceeding $126,000,000; and

(z)

by March 31, 2008 to an amount not exceeding $110,000,000.

4.5

Required Reduction of Second-Lien Credit Facility.  The Borrower agrees with the Second-Lien Credit Facility Lender that by March 31, 2008, whether from the proceeds of the sale of Sale Properties and the application thereof as required by Article 3 of this Amendment, from the proceeds of the issuance of Enterra Units or Convertible Debentures issued by the Trust or from replacement debt (but not from Cash Flow), the Borrower shall reduce the principal amount of the Second-Lien Credit Facility to an amount not exceeding $28,000,000.

ARTICLE 5
CONDITIONS PRECEDENT

5.1

Section 2 of this Amendment shall become effective only upon the satisfaction of the following conditions precedent (which the Agent and the Lenders may waive in whole or in part on such terms as they deem appropriate in their absolute discretion):

(a)

receipt by the Agent by not later than December 21, 2007 in form and substance satisfactory to it of the following:

(i)

an officer's certificate from each of the Borrower and the Guarantors certifying as to the authorization of this Amendment and the acknowledgement hereto, as applicable;

(ii)

an opinion of the Borrower's Counsel, addressed to the Agent and the Lenders, in respect of the Borrower and the Guarantors and this Amendment, as to status, authority, authorization, execution and delivery, and such other matters as the Agent requires;

(b)

payment of all fees due by the Borrower to the Agent and the Lenders;

(c)

the Borrower and the Operating Lender entering into a written agreement extending the maturity date of the Operating Credit Facility from December 18, 2007 to November 20, 2008;

(d)

no Default or Event of Default then existing; and

(e)

there being no material adverse change in the financial condition of the Borrower or any of the Guarantors, taken as a whole, since the date of the last annual financial statements of the Borrower on a Consolidated Basis that has not been disclosed by the Borrower by press release or publicly available securities filings prior to the date hereof or otherwise disclosed in writing to the Agent.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS

In order to induce the Lenders to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, the Borrower represents, warrants and covenants to the Lenders as of the date hereof:

(a)

the Borrower has the full power and capacity to enter into this Amendment and to perform its obligations under the Credit Agreement, as amended by this Amendment (the "Amended Agreement");

(b)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement have been duly authorized by all necessary action on the part of the Borrower;

(c)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement do not conflict with or contravene or constitute a default under (i) the Trust Indenture or by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; or (iii) any law, regulation, judgment, order, license or permit having application to the Borrower or any of its property or assets, except to the extent that any such conflict or default would not have a Material Adverse Effect;

(d)

this Amendment has been duly executed and delivered by the Borrower and the Amended Agreement is a legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability;

(e)

the representations and warranties contained in Article 10 of the Credit Agreement are true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date; and

(f)

the Guarantor Security provided by each of the Guarantors remains in full force and effect and continues to secure the Obligations (as amended by this Amendment), the Operating Obligations and the Lender Risk Management Obligations.

ARTICLE 7
MISCELLANEOUS

7.1

Reference to the Credit Agreement and the Other Loan Documents.

(a)

On and after the date hereof, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the "Credit Agreement", "thereunder", "thereof" or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.

(b)

Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c)

The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Lenders under, the Credit Agreement or any of the other Loan Documents.

7.2

Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as incurred by the Lenders and their counsel with respect to this Amendment shall be for the account of Borrower.

7.3

Headings.  Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

7.4

Applicable Law.  This Amendment and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflict of laws principles.

7.5

Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

--- SIGNATURE PAGES FOLLOW ---

Execution Form

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first written above.

AGENT:		BORROWER:

THE BANK OF NOVA SCOTIA		ENTERRA ENERGY CORP.
Per:		Per:
	Name:		Name:
	Title:		Title:
Per:		Per:
	Name:		Name:
	Title:		Title:

LENDERS:

THE BANK OF NOVA SCOTIA		UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH
Per:		Per:
	Name:		Name:
	Title:		Title:
Per:		Per:
	Name:		Name:
	Title:		Title:

HSBC BANK CANADA		WESTLB AG, TORONTO BRANCH
Per:		Per:
	Name:		Name:
	Title:		Title:
Per:		Per:
	Name:		Name:
	Title:		Title:

The provisions of this Amendment are acknowledged and agreed to by the undersigned Guarantors and the undersigned Guarantors hereby confirm that the Guarantor Security provided by them, as applicable, remains in full force and effect:

Canadian Guarantors:

OLYMPIA TRUST COMPANY, in its capacity as trustee of ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.		ENTERRA PRODUCTION PARTNERSHIP, by its Managing Partner, ENTERRA ENERGY CORP.
Per:		Per:
	Name:		Name:
	Title:		Title:
Per:
Name:
Title:

THE ENTERRA ENERGY COMMERCIAL TRUSTEES, in their capacity as trustees of ENTERRA ENERGY COMMERCIAL TRUST

Witness	Name: _________________________(seal)

ENTERRA ENERGY PARTNER CORP.		TRIGGER RESOURCES LTD.
Per:		Per:
	Name:		Name:
	Title:		Title:

US Guarantors:

ENTERRA US ACQUISITIONS INC.		ROCKY MOUNTAIN GAS, INC.
Per:		Per:
	Name:		Name:
	Title:		Title:

RMG I, LLC		ENTERRA ACQUISITIONS CORP.
Per:		Per:
	Name:		Name:
	Title:		Title:

ALTEX ENERGY CORPORATION
Per:
Name:
Title:

Execution Form